Exhibit 99.4

NATIONAL INSTRUMENT 54-101

COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

OFFICER'S CERTIFICATE

I, Chet Idziszek, President, Chief Executive Officer of Battle Mountain Gold Inc. (the “Corporation”), hereby certify in such capacity (and not in my personal capacity) that:

(a)

the Corporation is relying upon Section 2.20 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) in connection with the delivery of the proxy-related materials for the special meeting of securityholders of the Corporation to be held June 8, 2017 (the “Meeting”) and that it has arranged to have such materials sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101; and

(b)

The Corporation has arranged to have carried out all the requirements of NI 54-101 in addition to those described in paragraph (a) above, subject to abridging the time prescribed by subsections 2.1(b), 2.2(1) or 2.5(1) of National Instrument 54-101.

DATED EFFECTIVE the 11th day of May, 2017.

BATTLE MOUNTAIN GOLD INC.

/s/ “Chet Idziszek”
Title: Chet Idziszek
Position: President, Chief Executive Officer